SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 2)


            Under the Securities Exchange Act of 1934

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


                   Common Stock No Par Value
                (Title of Class and Securities)


                           848926200
              (CUSIP Number of Class of Securities)



               Robert A. Hurwich, Lynch Corporation,
     8 Sound Shore Drive, Greenwich, CT, 06830 (203)629-7506
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          April 1, 1997
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

_________________________________________________________________
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      N/A
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________
** Excludes shares owned by Lynch Manufacturing Corporation.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,237,203 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,237,203 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,237,203   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      72.54%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________
CUSIP No. 848926200                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer
          This Amendment No. 2 to Schedule 13D on the Common Stock of Spinnaker Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed August 16, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the
Schedule 13D.

Item 2.   Identity and Background
          (a), (b) and (c)- This statement is being filed by Lynch Manufacturing Corporation ("Lynch Manufacturing"), Lynch Corpora-tion ("Lynch") and Mario J. Gabelli ("Mr. Gabelli"). Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in multime-dia, services and manufactured products. Lynch Manufacturing, a Delaware corporation, is a wholly-owned subsidiary of Lynch and a holding company for companies engaged in manufacturing. Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. ("GFI"), a financial services firm and an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act"). Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of GAMCO Investors, Inc. ("GAMCO"), a wholly-owned subsidiary of GFI and an investment adviser registered under the Advisers Act. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, Inc. He is also the Chairman of the Board and Chief Executive Officer of Lynch. Mr. Gabelli's, GFI's and GAMCO's business addresses are One Corporate Center, Rye, New York, 10580. Lynch's business address is 8 Sound Shore Drive, Greenwich, Connecticut, 06830. Lynch Manufacturing's business address is 100 Douglas Avenue, Yankton, South Dakota, 57078.
          The Reporting Persons do not admit that they constitute a group.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e)- Not applicable
          (f)- Reference is made to Schedule I

Item 5.   Interest In Securities Of The Issuer
     Item 5 to Schedule 13D is amended, in pertinent part, as fol-lows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,237,203 shares, representing 72.54% of the 3,084,211 shares outstanding as reported by the Issu-er. The Reporting Persons beneficially own those Securities as follows:



                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          2,237,203               72.54%

Mario J. Gabelli                     0                0.00%



          Mr. Gabelli and Lynch are deemed to have beneficial ownership of the Securities beneficially owned by Lynch Manufactur-ing. Mr. Gabelli disclaims beneficial ownership of the 2,237,203 shares of Spinnaker stock owned by Lynch Manufacturing.
          In addition, the following Covered Persons beneficially own the following Securities:



                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evanson                     1,500                0.05%


Robert E. Dolan                  1,225                0.04%



     (c) On March 11, 1997, Mr. Gabelli donated 14,550 shares of the Securities held by him personally to the Gabelli Foundation, Inc. for which he serves as President and a Trustee. Effective
April 1, 1997, Mr. Gabelli ceased exercising any voting or dispositive power with respect to those shares.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    April 18, 1997
                                   MARIO J. GABELLI



                                  By:_____________________________
                                     Robert A. Hurwich
                                     Attorney-in-Fact


                                   LYNCH CORPORATION



                                   By:________________________
                                      Robert A. Hurwich
                                      Vice President- Administration
                                      Secretary and General Counsel


                                   LYNCH MANUFACTURING CORPORATION




                                   By:________________________________
                                      Robert A. Hurwich
                                      Secretary